ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 18, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 18, 2004 – 2003 Canadian Tax Information

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 2/23

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 18, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 18, 2004 – 2003 Canadian Tax Information

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

2003 Canadian Tax Information

February 18, 2004

(TSE: AVN.UN)

The following information is intended to assist individual Canadian unitholders of Advantage Energy Income Fund (the "Fund", or the "Trust") in the preparation of their 2003 T1 Income Tax Return.

Cash distributions in 2003 are 60 percent non-taxable as a Return of Capital with the remaining 40 percent taxable.

Trust units held within an RRSP, RRIF, or DPSP

No amounts are required to be reported on the 2003 T1 Income Tax Return where the Advantage Energy Income Fund trust units are held within an RRSP, RRIF or DPSP.

Trust units held outside of an RRSP, RRIF or DPSP

Unitholders who hold their trust units outside of an RRSP, RRIF or DPSP through a broker or other intermediary and who have received cash distributions during the calendar year 2003, will receive a "T3 Supplementary" slip directly from their broker or intermediary, not from the transfer agent of the Fund, Computershare Investor Services (the "Transfer Agent") or the Company.

Registered unitholders of Trust units who have received cash distributions during the calendar year 2003 from the Transfer Agent (and not from a broker or intermediary), will receive a "T3 Supplementary" slip directly from the Transfer Agent. The amount reported in Box (26) on the T3 slip should be reported on your T1 Income Tax Return as "Other Income".

The attached Schedule includes supplementary information on the taxable portion of the 2003 cash distributions shown on a per unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated to the unitholders must be reported by the unitholders in their 2003 Income Tax Return.

Accordingly, the taxable amount of cash distributions received from January 1, 2003 up to and including December 31, 2003 are included in your "T3 Supplementary". The deadline for mailing all T3 Supplementary Information slips as required by Revenue Canada is March 31, 2003.

Adjusted Cost Base for Capital Gains

Holders of trust units are required to reduce the Adjusted Cost Base of their units by an amount equal to the cumulative cash received from cash distributions minus cumulative taxable amounts reported as "Other Income" on their slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units if the trust units are held as a capital property by the owner.

Schedule 1

Advantage Energy Income Fund

2003 – T3 Information

For the period ended	Record date	Payment date	Amount per Unit: Total distribution paid	Taxable Portion	Return of Capital Portion
January 31, 2003	January 31, 2003	February 18, 2003	$ 0.1800	$ 0.0720	$ 0.1080
February 28, 2003	February 28, 2003	March 17, 2003	$ 0.2300	$ 0.0920	$ 0.1380
March 31, 2003	March 28, 2003	April 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
April 30, 2003	April 30, 2003	May 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
May 31, 2003	May 30, 2003	June 16, 2003	$ 0.2300	$ 0.0920	$ 0.1380
June 30, 2003	June 30, 2003	July 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
July 31, 2003	July 31, 2003	August 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
August 31, 2003	August 29, 2003	September 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
September 30, 2003	September 30, 2003	October 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
October 31, 2003	October 31, 2003	November 17, 2003	$ 0.2300	$ 0.0920	$ 0.1380
November 30, 2003	November 28, 2003	December 15, 2003	$ 0.2300	$ 0.0920	$ 0.1380
December 31, 2003	December 31, 2003	January 15, 2004	$ 0.2300	$ 0.0920	$ 0.1380
Total			**$ 2.7100**	**$ 1.0840**	**$ 1.6260**

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
700, 400 – 5th Avenue SW
Calgary, Alberta
T2P 0L6
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com